Filed Pursuant to Rule 433
Registration No. 333-160046

News Release
QUICKSILVER RESOURCES INC.
777 West Rosedale Street
Fort Worth, TX 76104

Quicksilver Resources Announces $425 Million Debt Offering
FORT WORTH, TEXAS (June 17, 2009) — Quicksilver Resources Inc. (NYSE: KWK) announced today that it intends to offer, subject to market and other conditions, $425 million aggregate principal amount of Senior Notes due 2016. The offering and sale of the Senior Notes due 2016 is pursuant to an automatic shelf registration statement on Form S-3 filed today with the Securities and Exchange Commission. The notes will be fully and unconditionally guaranteed on a senior basis by certain of Quicksilver’s domestic subsidiaries.
Quicksilver intends to use the net proceeds from this offering, and the net proceeds from its previously announced sale of an interest in certain oil and gas leases, royalty interests, mineral interests and related assets to Eni US Operating Co. Inc. and Eni Petroleum US LLC, to repay the remaining indebtedness under its second lien term loan facility due 2013. This offering is conditioned upon the consummation of such sale, which is expected to occur on or about June 19, 2009.
Credit Suisse, Deutsche Bank Securities and J.P. Morgan are acting as joint book-running managers. Copies of the preliminary prospectus supplement and related base prospectus for the offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, Telephone: 800-221-1037; Deutsche Bank Securities Inc., Prospectus Department, 100 Plaza One, Second Floor, Jersey City, NJ 07311; or J.P. Morgan Securities Inc., 270 Park Avenue, 8th Floor, New York, NY 10017, Attention: Syndicate Desk. An electronic copy of the preliminary prospectus supplement will be available on the website of the Securities and Exchange Commission at www.sec.gov.
Quicksilver has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents Quicksilver has filed with the SEC for more complete information about Quicksilver and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.
About Quicksilver Resources
Fort Worth, Texas-based Quicksilver Resources is a natural gas and crude oil exploration and production company engaged in the development and acquisition of long-lived, unconventional natural gas reserves, including coalbed methane, shale gas, and tight sands gas in North America. The company has U.S. offices in Fort Worth, Texas; Glen Rose, Texas and Cut Bank, Montana. Quicksilver’s Canadian subsidiary, Quicksilver Resources Canada Inc., is headquartered in Calgary, Alberta.
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News Release
QUICKSILVER RESOURCES INC.
777 West Rosedale Street
Fort Worth, TX 76104

Forward-Looking Statements
The statements in this press release regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual activities could differ materially from those contained in this release because of a variety of factors disclosed in Quicksilver Resources’ filings with the Securities and Exchange Commission. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
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Investor & Media Contact:
Rick Buterbaugh
(817) 665-4835
KWK 09-07